FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual General Shareholders' Meeting information	4

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law ( Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

The Board of Directors of Telefonica, SA., at its meeeting held on Februay 26th, 2003, has unanimously resolved to call the Annual General Shareholder' Meeting to be held in Madrid on April 10th and 11th, 2003, at first and second call respectively. As on previous occasions, the aforementioned Meeting is expected to be held at second call.

The Agenda of the Annual General Shareholders' Meeting is the following:

  Examination and approval, if applicable, of the Annual Accounts and Management Report of "Telefonica, S.A." and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefonica, S.A., offsetting losses against reserves, and that of the management of the Company's Board of Directors, all corresponding to fiscal 2002.

  Distribution of dividends charged to reserves.

  Reelection, ratification and, if applicable, appointment of Directors.

  Designation of the Accounts Auditor for the 2003 fiscal year

  Authorization for the acquisition of treasury stock, directly or through Group companies.

  Delegation of powers to the Board of Directors for the issuance of debentures, bonds, promissory notes and other fixed income securities, be they simple, exchangeable and/or convertible and in this last case empowering the Board the right to exclude the shareholders' preemptive subscription rights, as well as those of the holders of convertible securities, and also granting the Board the power to guarantee issuances of Company subsidiaries.

  Reduction of share capital through the amortizing of treasury stock, with the exclusion of the right to opposition by creditors, through the redrafting of the article in the by-laws that refers to the stock capital.

  Ammending of article 28 of the Company's by-laws (transparency and public announcement of the remuneration to Directors) and the drawing up of a new 31 bis article (Audit and Control Committee of the Board of Directors)

  The setting of the annual remuneration to be received by the Directors, in their entirety, in accordance with article 28.1 of the by-laws.

  The setting of the annual remuneration to be received by the Directors, in their entirety, in accordance with article 28.1 of the by-laws.

Madrid, February 27th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 27th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors